U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C.  20549

                                     FORM 3

            INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(h) of the Investment Company Act of 1940

________________________________________________________________________________
1.   Name and Address of Reporting Person*

     Feinberg                        Stephen
--------------------------------------------------------------------------------
    (Last)                          (First)              (Middle)

     c/o Cerberus Capital Management, L.P., 450 Park Avenue - 28th Floor
--------------------------------------------------------------------------------
                                    (Street)

     New York                         New York               10022
--------------------------------------------------------------------------------
    (City)                            (State)                (Zip)

________________________________________________________________________________
2.   Date of Event Requiring Statement (Month/Day/Year)

     December 27, 2002
________________________________________________________________________________
3.   I.R.S. Identification Number of Reporting Person, if an entity (voluntary)


________________________________________________________________________________
4.   Issuer Name and Ticker or Trading Symbol

     Exco Resources, Inc. (EXCO)
________________________________________________________________________________
5.   Relationship of Reporting Person(s) to Issuer  (Check all applicable)

     [  ]  Director                             [X*]  10% Owner
     [  ]  Officer (give title below)           [  ]  Other (specify below)

________________________________________________________________________________
6.   If Amendment, Date of Original (Month/Day/Year)


________________________________________________________________________________
7.   Individual or Joint/Group Filing  (Check Applicable Line)

     [X*]  Form filed by One Reporting Person

     [  ]  Form filed by More than One Reporting Person

================================================================================
             Table I -- Non-Derivative Securities Beneficially Owned
================================================================================

                                                             3. Ownership Form:
                                   2. Amount of Securities      Direct (D) or
1. Title of Security                  Beneficially Owned        Indirect (I)      4. Nature of Indirect Beneficial Ownership
   (Instr. 4)                         (Instr. 4)                (Instr. 5)           (Instr. 5)
------------------------------------------------------------------------------------------------------------------------------------

    Common Stock, par value            721,514*                   I*                  By limited partnership*
      $0.02 per share
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

====================================================================================================================================

*    If the form is filed by more than one  reporting  person,  see  Instruction
     5(b)(v).

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

                            (Print or Type Responses)
                                                                          (Over)

              Table II -- Derivative Securities Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

================================================================================

                                                                                                        5. Owner-
                                                    3. Title and Amount of Securities                      ship
                                                       Underlying Derivative Security                      Form of
                         2. Date Exercisable           (Instr. 4)                                          Derivative
                            and Expiration Date     ---------------------------------    4. Conver-        Securities:
                            (Month/Day/Year)                               Amount           sion or        Direct      6. Nature of
                         ----------------------                            or               Exercise       (D) or         Indirect
                         Date       Expira-                                Number           Price of       Indirect       Beneficial
1. Title of Derivative   Exer-      tion                                   of               Derivative     (I)            Ownership
   Security (Instr. 4)   cisable    Date            Title                  Shares           Security       (Instr. 5)     (Instr. 5)
------------------------------------------------------------------------------------------------------------------------------------

                               *        *                                          *            *           *                     *
Employee Stock Option                                Common Stock, par      300,000                         I           By limited
                                                     value $0.02 per share                                              partnership
------------------------------------------------------------------------------------------------------------------------------------
                               *                                                   *            *           *                     *
5% Convertible Preferred                             Common Stock, par      100,809       1-for-1           I           By limited
Stock, par value $0.01                               value $0.02 per share                                              partnership
per share
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

====================================================================================================================================

Explanation of Responses:


* Cerberus Capital Management, L.P., a Delaware limited partnership, on behalf of one or more funds or managed accounts to be designated by it (collectively, "CCM"), is a party to a Financing Commitment Letter, dated December 27, 2002, by and among CCM, ER Acquisition, Inc., Douglas H. Miller ("Miller") and T. W. Eubank ("Eubank") (the "Financing Letter"), which such Financing Letter was entered into in connection with the financing of the purchase of all of the shares of capital stock of Exco Resources, Inc. (the "Company") by ER Acquisition, Inc. As a result of the Financing Letter, CCM may be deemed to be the beneficial owner of certain shares of common stock, par value $0.02 per share, of the Company that are held or may be acquired by Miller and Eubank, who are members of management of the Company and parties to the Financing Letter. All securities set forth in Table I and II above are owned by Miller and Eubank, all information set forth herein has been provided to CCM by Miller and Eubank, and reference is herein made to the Form 3 and Form 4 filings previously made by Miller and Eubank. Neither the filing of this Form 3 nor any of its contents shall be deemed to constitute an admission by Stephen Feinberg or any other person that he or it is the beneficial owner of any of the securities of the Company referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed. Stephen Feinberg possesses sole power to vote and direct the disposition of all securities owned by CCM. Stephen Feinberg's interest in such securities is limited to the extent of his pecuniary interest in CCM, if any.



           /s/ Stephen Feinberg                             January 3, 2003
---------------------------------------------            -----------------------
      **Signature of Reporting Person                             Date

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.

     See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space is insufficient, See Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

                                                                          Page 2